UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [_]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [_]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [_] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: March 1, 2006

/s/ Robert Chisholm

CFO

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

PhotoChannel Networks Inc.
Interim Financial Statements for the period ended December 31, 2005

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

PhotoChannel Networks Inc.
Consolidated Balance Sheets
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	December 31, 2005	September 30, 2005

Assets

Current assets
Cash and cash equivalents	$560,073	$187,318
Accounts receivable	951,562	417,766
Inventory	50,639	70,971
Prepaid expenses	116,549	62,122
	1,678,823	738,177

Capital assets	1,061,652	870,075
	$2,740,475	$1,608,252

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$1,032,896	$1,138,203
Deferred and unearned revenue	507,936	188,040
	$1,540,832	$1,326,243

Shareholders’ Deficiency

Capital stock	$44,997,289	$43,625,343
Contributed surplus	9,320,285	9,303,378
Warrants	843,020	698,873
Deficit	(53,960,951)	(53,345,585)
	1,199,643	282,009
	$2,740,475	$1,608,252

Approved by the Board of Directors
“Peter Fitzgerald”	Director	“Cory Kent”	Director

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Loss and Deficit
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2005	December 31, 2004

Revenue	$542,714	$440,614

Expenses
General and administration	322,382	351,253
Sales and marketing	155,507	112,660
Network delivery	205,082	121,543
Research and development	395,659	280,519
Amortization	77,088	52,509

	1,155,718	918,484

Net loss from operations	(613,004)	(477,870)

Other Income (loss)
Translation gain (loss)	(3,515)	(2,416)
Interest and miscellaneous income	1,153	3,508
	(2,362)	1,092

Net loss for the period	(615,366)	(476,778)

Deficit - beginning of period	(53,345,585)	(49,739,607)

Deficit - end of period	$(53,960,951)	$(50,216,385)

(Loss) Gain per share attributable to common shareholders	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	187,647,649	160,472,028

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Consolidated Statements of Cash Flows
Unaudited - Prepared by Management
(expressed in Canadian dollars)

	Three Months Ended
	December 31, 2005	December 31, 2004

Cash flows from operating activities
Net (loss) gain for the period	$(615,366)	$(476,778)
Items not affecting cash
Amortization	77,088	52,509

	(538,278)	(424,269)
Net change in non-cash working capital items	(353,302)	68,599
	(891,580)	(355,670)

Cash flows from investing activities
(Purchase) Disposal of property, plant and equipment	(268,665)	(38,071)
	(268,665)	(38,071)

Cash flows from financing activities
Issuance of common shares and warrants - net proceeds	1,533,000	-
Issuance of common shares on exercise of warrants and options	-	49,950
	1,533,000	49,950

Increase (decrease) in cash and cash equivalents	372,755	(343,791)

Cash and cash equivalents - beginning of period	187,318	955,965
Cash and cash equivalents - end of period	$560,073	$612,174

The accompanying notes are an integral part of these financial statements.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

1.	Summary of significant accounting policies

General

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, using the same accounting policies as outlined in Note 2 to the most recent audited consolidated financial statements for the year ended September 30, 2005. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005. Certain comparative figures in the unaudited interim consolidated financial statements have been reclassified to conform to the current period presentation.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated earnings, and consolidated cash flows as at December 31, 2005 and for all periods presented, have been made. The earnings for the three months ended December 31, 2005 are not necessarily indicative of the earnings for the full year ending September 30, 2006. All amounts herein are expressed in Canadian dollars unless otherwise noted.

All material inter-company balances and transactions are eliminated upon consolidation.

Nature of operations and going concern

The company has capital requirements in excess of its currently available resources. The company is dependent upon the proceeds of future financings to further finance the development and implementation of its business objectives. While these unaudited interim consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company’s ability to continue its operations is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs in an industry characterized by rapid technological change. There is no assurance that the company will be successful in achieving any or all of these objectives in the foreseeable future.

Management is implementing a plan to address these uncertainties and to enable the company to continue as a going concern through the end of fiscal year 2006 and beyond. This plan includes obtaining debt or equity financing in amounts sufficient to sustain operations, expanding the company’s customer base, and increasing revenues from operations. However, there is only a limited operating history with the existing business model, and there is no assurance that the necessary financing can be obtained or on what terms it may be obtained. The accompanying financial statements do not include any adjustments, which may be material, to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of this uncertainty.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Research and development

Research costs are expensed in the period incurred. Where, in the opinion of management, the deferral criteria established under GAAP are satisfied in all material respects, development costs are capitalized and amortized over the estimated life of the related products. Otherwise, development costs are charged as an expense in the period incurred. To date, no development costs have been deferred.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization of property, plant and equipment is charged over the estimated useful lives of the assets at the following annual rates:

Computer equipment	30% straight-line
Software	33% - 100% straight-line
Furniture and office equipment	20% straight-line
Leasehold improvements	life of the lease

The Company assesses the carrying value of long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying value may not be recoverable from future undiscounted cash flows. An impairment loss equal to the difference in the asset carrying value and its fair value is recognized in the period in which the determination is made.

Revenue recognition

Revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists; the services have been provided; the price is fixed or determinable; customer acceptance has been received or implied; and the collection of sales proceeds is reasonably assured. Many of the company’s sales arrangements consist of multiple elements, which may include installation services, monthly membership fees, transactions processed, or archive fees. Under Emerging Issues Committee 142, “Revenue Arrangements with Multiple Deliverables”, the fee from a multiple element sales arrangement is allocated to each of the individual elements based on each element’s relative fair value. The portion of the fee that is allocated to an element is recognized as revenue when all of the criteria for revenue recognition have been met for that element.

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance from installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are provided to the end customer. Revenue from archive fees from online image storage is recognized as the service is provided.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Share issue costs

Direct costs associated with an issue of capital stock or special warrants are deducted from the related proceeds at the time of the issue.

Stock-based compensation plan

In November 2001, the Canadian Institute of Chartered Accountants issued Handbook Section 3870, “Stock-Based Compensation and other Stock-Based Payments”. Section 3870 sets out a fair value based method for the recognition, measurement and disclosure of certain stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of the fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the company is required to or has a practice of settling in cash are recorded as liabilities. This section applies to certain awards outstanding on the date of adoption, being October 1, 2004 for the company, and relates to all awards granted on or after October 1, 2002. As a result, the company applied the recommendations with retroactive application and recorded an adjustment to opening deficit of $314,011 in the fiscal year ending September 30, 2005. Previously, the company disclosed the pro forma effect of employee stock-based compensation expense in the notes to the financial statements.

When stock options are granted to non-employees, compensation expense is recognized, based on the fair value of the stock options granted. The expense is recorded based on the fair value at the earliest of the date at which the counterparty’s performance is complete, a commitment for performance by the counterparty to earn the stock options is reached, or the stock options are granted, of they are fully vested and non-forfeitable at that date.

Financial instruments

Financial instruments are classified in accordance with the substance of the contractual arrangement. Financial liabilities, which are defined as any contractual obligation to deliver cash or another financial asset to another party, are classified as liabilities. Where a financial instrument contains both a debt and equity component, the instruments are presented at their component fair values at the time they were originally issued.

Net loss per share

Basic net earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

Foreign currency transactions and translation

Monetary assets and liabilities of the company denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Exchange differences are included in the statement of loss as they arise.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and other reported amounts in the consolidated financial statements and the related notes. Significant estimates and assumptions are necessary in the determination of the recoverable amounts for property, plant and equipment and in the determination of the value ascribed to the components of stock-based transactions. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

Comparative amounts

Comparative amounts have been reclassified, when necessary, to conform to the presentation adopted in the current year.

2.	Accounts receivable

	As at December 31, 2005	As at September 30, 2005

Trade accounts receivable	$951,562	$394,095
GST receivable	-	23,671
Total	$951,562	$417,766

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

3.	Capital stock, stock options and loans receivable

a) Capital stock

Issued	As at December 31, 2005	As at September 30, 2005

Common shares	220,514,841	203,514,841
Amount	$44,997,289	$43,625,343

b)	Options

The Company has a stock option plan that grants to directors and certain employees of the Company the option to purchase up to 18,000,000 common shares of the Company. The exercise price of each option is determined by the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options generally vest over 18 months. During the three months ended December 31, 2005, nil options (2004 - 11,025,000) were granted to employees.

The board of directors is proposing that shareholders adopt a new share option plan (the “New Plan”) at its annual general meeting of shareholders to be held on March 6, 2006. The New Plan will use a “rolling” number of shares rather than a “fixed” number of shares. The board of directors have recommended that under the New Plan, a maximum of 10% of the issued and outstanding common shares of the Company at the time an option is granted, less any outstanding option, will be reserved for issuance as options to be granted at the discretion of the Company’s board of directors. Initially, if adopted, 22,051,484 common shares will be the maximum number of options to be granted under the New Plan, versus 18,000,000 common shares under the present plan.

4. Business segment information

The Company only reportable segment is the provision of digital image delivery, hosting, storage and financial reporting for photo-finishing retailers.

The Company’s sales by geographical area are as follows:

Revenue	Canada	US	Other

For the three months ended December 31, 2005	$514,499	$27,841	$374
For the three months ended December 31, 2004	$291,265	$147,460	$1,889

Revenue is attributable to the geographic location of the Company’s customer. As at December 31, 2005 and 2004, all of the Company’s property, plant and equipment were located in Canada.

PhotoChannel Networks Inc.
Notes to Consolidated Financial Statements
Unaudited - Prepared by Management
(expressed in Canadian dollars)

5. Revenue

Description	Three Months December 31, 2005	Twelve Months September 30, 2005

Installation fees	$79,017	$676,274
Membership fees	158,655	519,037
Transaction fees	233,733	708,438
Archive fees	30,056	107,515
Other	41,253	105,239
Total	$542,714	$2,116,503

6. Expense details

December 31, 2005
General and administration
Accounting and legal	$8,710
Investor relations	15,000
Office and miscellaneous	48,031
Public company fees	7,001
Salaries	116,361
Consulting	105,419
Interest	1,608
Rent	20,252
$322,382

Sales and marketing
Salaries	$48,501
Consulting	55,730
Printing, advertising and promotion	41,931
Travel and Miscellaneous	9,345
$155,507

Network Delivery
Telecommunication costs	$51,678
Customer Service	69,469
Lab system installation	38,104
Other	45,831
$205,082

Research and development
Salaries	$205,737
Consulting	175,305
Miscellaneous	14,617
$395,659

MANAGEMENT DISCUSSION & ANALYSIS

FIRST QUARTER 2006

This discussion and analysis is a review of the operating results, financial condition, and business risks of PhotoChannel Networks Inc. (“PhotoChannel” or the “Company”). This discussion should be read in conjunction with the Management’s Discussion and Analysis presented in PhotoChannel’s 2005 Annual Report and the consolidated financial statements and accompanying notes for the three months ended December 31, 2005 and 2004. The financial information reported herein has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and is presented in Canadian dollars, unless otherwise noted.

This discussion and analysis may contain forward-looking statements. Statements which are not historical facts reflect the Company’s views at February 28, 2006 with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and assumptions include, but are not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity. These risks are set out in greater detail in our Form 20F filed for the year ended September 30, 2004, available on the SEC’s website at http://www.sec.gov/edgar.shtml. The Company’s actual results could differ materially for those expressed or implied by such forward-looking statements

We are pleased to provide you with an update on the progress PhotoChannel made in its first quarter of fiscal 2006 ended December 31, 2005.

Business Highlights

For Q1 - FY06 PhotoChannel reports:

•
Revenues for the three months ended December 31, 2005 of $542,714, up 23% or $102,000 over the corresponding period of 2005. Revenue continues to be driven by increases in installation, membership and archive fees, which increased by 53%, 60%, and 463%, respectively, from the first quarter of fiscal 2005. Transactional revenue was up 28% from the fourth quarter of fiscal 2005, from $181,797 to $233,733, but decreased from $249,969 recorded during the comparable period of 2004, which had included transactions from a test being done with 63 locations of Costco USA.

•
That it launched its PNI Digital Media Platform which will allow retailers to conduct online transactions for photos in as little as one hour. This new platform will eventually allow retailers to offer music and other forms of digital content to the retail store for production of finished products.

•
That it signed an agreement with Costco Canada (“Costco”) whereby Costco will deploy the PNI Digital Media Platform to initially offer online photo printing for Costco members through the Costco website located at www.costco.ca.

•	That it has received gross proceeds of $1,700,000 in connection with its non-brokered private placement of 17,000,000 units, which closed on November 15, 2005.

•	Subsequent to the period end, PhotoChannel announced that it had reached an agreement to provide the PNI Digital Media Platform to CVS/pharmacy, the largest chain of pharmacies in the United States.

•
Also subsequent to the period end, PhotoChannel announced that it would further increase its relationship with Wal-Mart by providing the PNI Digital Media Platform to Wal-Mart Puerto Rico’s 27 locations.

RESULTS OF OPERATIONS

	Three month ended December, 2005	Three month ended December 31, 2004

Revenue	$542,714	$440,614
Loss from operations	(613,004)	(477,870)
Net loss	(615,366)	(476,778)
Basic and diluted net loss per share	$(0.00)	$(0.00)

The Company has four main sources of revenue derived from its Network: installation revenue, membership fees, transaction fees and archive fees. Installation revenue is earned as customer stores are connected to the Network. Membership fees are earned monthly from customer stores and print facilities connected directly to the Network. Transaction fees are earned as our customers accept print orders through the Network. Archive fees are earned based upon the storage of digital media.

Network revenue increased 23% to $542,714 for the period ending December 31, 2005 compared to the same period last year. The increase was attributable to three factors: organic growth in usage of the network from customers of the Company’s photo-finishing retailers; the Company’s retailers commencing to print in-store; and the addition of additional customers. Primary increases occurred in installation, membership and archive fees, which increased 53%, 60% and 463%, respectively, for the period ending December 31, 2005. Installation fees increased to $79,017 as a result of customers connecting stores directly to the Network to facilitate in store printing of photos. These installation fees are offset by the cost of installing the locations in the amount of $38,104. As a result of these new connections, membership fees also increased to $158,655. With the increased number of installations, the Company expects to see membership fees remain constant or to increase as stores of our new and existing customers continue to be connected to the Network providing in-store printing. Installation fees and expenses will also increase as stores are connected to the Network. Transaction revenue for the first quarter ended December 31, 2005 was down 7% from the comparable period of fiscal 2005. This revenue was negatively impacted by the end of a 63 store test with Costco USA, which ended early during the third quarter of fiscal 2005, but which had positively contributed to revenue in the Company’s first quarter of fiscal 2005. Transactional revenue, however, was up 28% from the fourth quarter of fiscal 2005, from $181,797 to $233,733. The Company’s past experience is that transaction revenue increases as stores are connected to the Network for in-store printing. The Company expects that the installations made during the first quarter of fiscal 2006 will benefit the Company going forward. Archive revenue was up substantially over the same period in the prior year. As the Company attracts new customers, it is finding that more customers are storing their photos with the Company, resulting in the increase seen in this revenue stream.

The Company’s costs of operations for the three month period ended December 31, 2005 were $1,105,718, up 26% when compared to the same period of 2005. This increase was primarily attributable to an increase in research and development as the Company completed and launched its new platform, the cost of Network delivery as a result of the increase in the adoption of the Company’s online solution and an increase in sales and marketing due to advertising and promotion.

General and administration expenses for three months ended December 31, 2005 decreased by $28,871 to $322,382, a decrease of 8% from the comparable period last year. This decrease was primarily due to a decrease in consulting. Consulting fees decreased by $16,424 to $105,419, a decrease of 13% primarily due to a reduction of the number of consultants.

Sales and marketing expenses for the three months ended December 31, 2005 increased by $42,847 to $155,507, an increase of 38% from the comparable period of 2005. This increase was due to our expansion into the US market and an increase in printing, advertising and promotion. Partly as a result of our increased marketing activities during the first quarter of fiscal 2006, the Company was able to attract several new customers during the second quarter, including CVS/pharmacy and Wal-Mart Puerto Rico.

Network delivery expenses for the three months ended December 31, 2005 increased by $83,539 to $205,082, an increase of 69% from the comparable period of 2005. This increase was primarily due to an increase of $19,519, or 105%, related to the installation of lab systems required for direct to in-store printing, as well as an increase in customer service of $32,333, to $69,469 or 87% due to increased staffing to meet the requirements of our customers, including new customers CVS/pharmacy and Wal-Mart Puerto Rico. The Company needed to put the staffing in place in advance of the contracts in order to meet these new customer’s timelines.

Research and development expenses for the three months ended December 31, 2005 increased by $115,140 to $395,659, an increase of 41% from the comparable period of 2005. This increase was primarily due to an increase of staffing to develop the next generation, multi-media Digital Content distribution platform. With the completion of this new platform the Company can now provide its retailers printing in-store the ability to offer a one hour solution. The Company intends to maintain or increase its current level of staffing in order to develop the ability to deliver new digital media offerings through the Network, including the delivery of music and games.

Amortization expense for the three months ended December 31, 2005 increased by $24,579 to $77,088, an increase of 47% from the comparable period of 2005. This increase was due to the purchase of equipment during fiscal 2005 and 2006 for both the new platform and to provide the Network the ability to handle an increased number of orders.

The Company recorded a three month net loss attributable to common shareholders of $615,366 or $0.00 per share compared to $476,778 or $0.00 per share in the same period last year. This increase of 29% was primarily due to increases in network delivery which partially resulted from increased installations as well as increased staffing, and research and development expenses related to the completion of the development of the new platform, and was offset by an increase in revenues and a decrease in the general and administrative expenses. As our new customers commence conducting transactions through the Network, the Company believes that the increase in expenses will be more than offset by the related increase in revenues going forward.

Contingencies

As of February 28, 2006, there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

FINANCIAL CAPABILITY

As at December 31, 2005, the Company had a positive working capital of $137,991 compared to a positive working capital position of $131,350 as at December 31, 2004. The cash and cash equivalents on hand at the period ended were $560,037. Excluding the deferred and unearned revenue amount at December 31, 2005, the Company had a positive working capital of $645,927. As a start-up, which continues to strive for profitability, the Company’s main source of funds to meet cash shortfalls has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives.

The contractual obligations and payments due for each of the next three years have not materially changed from the Management’s Discussion and Analysis presented in the 2005 Annual Report.

TAXATION AND OTHER NON-OPERATING ITEMS

Since inception PhotoChannel has sustained significant tax losses and continues to strive to generate sufficient revenues to cover its operating costs in an industry characterized by rapid technological change.

FUTURE ACCOUNTING CHANGES

In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measure. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts.  The Company has not yet determined the impact of the adoption of this standard on its consolidated results of operations or financial position.

In September 2005, the CICA issued EIC 156, "Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor’s Products)" which will apply retroactively, with restatement of prior periods, to all interim and annual financial statements for fiscal years beginning on or after January 1, 2006.  EIC 156 addresses the classification and accounting for sales and other incentives paid to customers, such as discounts, coupons, rebates, free products or services, and co-operative advertising arrangements.  The Company is currently assessing the impact of adopting this section on its financial results for the year ending September 30, 2006.

CRITICAL ACCOUNTING ESTIMATES

PhotoChannel prepares its financial statements in accordance with GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revenue recognition

Revenue is earned from the provision of the PhotoChannel Network to electronically connect photo-finishing retailers to their customers through the Internet. Revenue received in advance for installation services for the set-up of a customer website is recorded as deferred revenue and is recognized into income over the estimated term of the customer relationship period. Revenue from monthly membership fees from photo-finishing retailers for the connection to the PhotoChannel Network is recognized on a monthly basis as the service connection is provided. Revenue from commissions earned on transactions processed by the photo-finishing retailers, utilizing the PhotoChannel Network, is recognized at the time the digital image processing services are transacted through the Network. Revenue from archive fees for online image storage is recognized as the service is provided.

Income taxes

The company uses the liability method of accounting for income taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

BUSINESS RISKS

The business risks described in the Management’s Discussion and Analysis presented in the 2005 Annual Report have not materially altered.

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The consolidated financial statements contained in this report have been prepared by management in accordance with generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the Company’s first quarter of fiscal 2006, ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, three of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

QUARTERLY FINANCIAL INFORMATION

The following table provides selected quarterly information for PhotoChannel’s eight most recent quarters. This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of PhotoChannel’s results of operations for the periods presented. Quarter-to-quarter comparisons of PhotoChannel’s financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

OUTSTANDING SHARE INFORMATION AS AT February 28, 2006

Authorized
Common shares	Unlimited
Preferred shares	Unlimited

Issued and outstanding
Common shares	220,514,841

Options Outstanding	14,741,771

Warrants Outstanding	30,568,750

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PhotoChannel’s actual results could differ materially for those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com
Notice of no auditor review of interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3 (3)/(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by and auditor.

The interim consolidated financial statements of the Company, as at and for the period ended December 31, 2005, have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADDITIONAL INFORMATION

Additional information related to the Company can be found on SEDAR at www.sedar.com.